Exhibit 99.1
Ctrip Reports Third Quarter 2011 Financial Results
Shanghai, China, November 13, 2011 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China, today announced its unaudited financial results for the quarter ended September 30, 2011.
Highlights for the Third Quarter of 2011
•	Net revenues were RMB975 million (US$153 million) for the third quarter of 2011, up 20% year-on-year.

•	Gross margin was 77% for the third quarter of 2011, compared to 78% in the same period in 2010.

•
Income from operations was RMB304 million (US$48 million) for the third quarter of 2011, down 1% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB395 million (US$62 million), up 7% year-on-year.

•
Operating margin was 31% for the third quarter of 2011, compared to 38% in the same period in 2010. Excluding share-based compensation charges (non-GAAP), operating margin was 41%, compared to 45% in the same period in 2010.

•
Net income attributable to Ctrip’s shareholders was RMB325 million (US$51 million) in the third quarter of 2011, up 2% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB416 million (US$65 million), up 9% year-on-year.

•
Diluted earnings per ADS were RMB2.13 (US$0.33) for the third quarter of 2011. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.73 (US$0.43) for the third quarter of 2011.

•	Share-based compensation charges were RMB91 million (US$14 million), accounting for 9% of the net revenues, or RMB0.59 (US$0.09) per ADS for the third quarter of 2011.
“Despite a challenging comparison base, Ctrip has continued to outperform the industry with solid growth in the third quarter of 2011,” said Min Fan, President and Chief Executive Officer of Ctrip. “The Ctrip team effectively implemented the Company’s strategies to extend market leadership in all areas. We are encouraged by the progress in sales and marketing, product development and system enhancement. Building on these concerted efforts, we believe the team will continue to succeed in this promising and challenging market.”

Third Quarter 2011 Financial Results
For the third quarter of 2011, Ctrip reported total revenues of RMB1 billion (US$163 million), representing a 20% increase from the same period in 2010. Total revenues for the third quarter of 2011 increased by 17% from the previous quarter.
Hotel reservation revenues amounted to RMB410 million (US$64 million) for the third quarter of 2011, representing a 17% increase year-on-year and 12% increase quarter-on-quarter, primarily driven by an increase in hotel reservation volume.
Air ticket booking revenues for the third quarter of 2011 were RMB385 million (US$60 million), representing a 22% increase year-on-year, primarily driven by a 16% increase in air ticketing sales volume and a 6% increase in commission per ticket year-on-year. Air ticket booking revenues increased 11% quarter-on-quarter.
Packaged-tour revenues for the third quarter of 2011 were RMB171 million (US$27 million), representing a 22% increase year-on-year due to the increase of leisure travel volume. Packaged-tour revenues increased 58% quarter-on-quarter, primarily due to seasonality.
Corporate travel revenues for the third quarter of 2011 were RMB43 million (US$7 million), representing a 28% increase year-on-year and a 10% increase quarter-on-quarter, primarily driven by the increased corporate travel demand from business activities.
For the third quarter of 2011, net revenues were RMB975 million (US$153 million), representing a 20% increase from the same period in 2010. Net revenues for the third quarter of 2011 increased by 17% from the previous quarter.
Gross margin was 77% in the third quarter of 2011, compared to 78% in the same period in 2010 and remained consistent with that in the previous quarter.
Product development expenses for the third quarter of 2011 increased by 31% to RMB162 million (US$25 million) from the same period in 2010, and increased by 18% from the previous quarter, primarily due to an increase in product development personnel and share-based compensation charges. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 14% of the net revenues, increased from 13% in the same period in 2010 and remained consistent with that in the previous quarter.
Sales and marketing expenses for the third quarter of 2011 increased by 39% to RMB174 million (US$27 million) from the same period in 2010, primarily due to an increase in sales and marketing related activities and an increase in sales and marketing personnel. Sales and marketing expenses for the third quarter of 2011 increased by 23% from the previous quarter, primarily due to an increase in sales and marketing related activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 17% of the net revenues, increased from 14% in the same period in 2010 and increased from 16% in the previous quarter.
General and administrative expenses for the third quarter of 2011 increased by 37% to RMB109 million (US$17 million) from the same period in 2010, primarily due to an increase in administrative personnel and share-based compensation charges. General and administrative expenses for the third quarter of 2011 increased by 13% from the previous quarter, primarily due to the increase in administrative personnel. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 6% of the net revenues, increased from 5% in the same period in 2010 and in the previous quarter.

Income from operations for the third quarter of 2011 was RMB304 million (US$48 million), representing a decrease of 1% from the same period in 2010 and an increase of 13% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB395 million (US$62 million), representing an increase of 7% from the same period in 2010 and an increase of 11% from the previous quarter.
Operating margin was 31% in the third quarter of 2011, compared to 38% in the same period in 2010, and 32% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 41%, decreased from 45% in the same period in 2010 and 43% in the previous quarter.
The effective tax rate for the third quarter of 2011 was 21%, increased from 17% in the same periods of 2010, primarily due to the normalization of the tax rate in the third quarter of 2011. The effective tax rate for the third quarter of 2011 increased from 16% in the previous quarter, primarily due to certain tax benefit granted by the local tax bureau in the second quarter of 2011.
Net income attributable to Ctrip’s shareholders for the third quarter of 2011 was RMB325 million (US$51 million), representing an increase of 2% from the same period in 2010 and an increase of 23% from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB416 million (US$65 million), representing an increase of 9% from the same period in 2010 and an increase of 18% from the previous quarter.
Diluted earnings per ADS were RMB2.13 (US$0.33) for the third quarter of 2011. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.73 (US$0.43) for the third quarter of 2011.
As of September 30, 2011, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB4.2 billion (US$664 million).
Business Outlook
For the fourth quarter of 2011, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 15-20%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.
Conference Call
Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on November 13, 2011 (or 9:00AM on November 14, 2011 in the Shanghai/HK time zone) following the announcement.
The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in  details  for  the live conference  call: U.S.  Toll Free  Number +1.888.679.8034,    International dial-in number +1.617.213.4847, Passcode 71329203. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=PQF9VA9F3.
A telephone replay of the call will be available after the conclusion of the conference call through November 21, 2011. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 31797822.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Stock Compensation” for 2011 and 2010. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.
Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.
About Ctrip.com International, Ltd.
Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.
For further information, please contact:
Investor Relations
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12258
Email: iremail@ctrip.com

Ctrip.com International, Ltd.
Consolidated Balance Sheets Information

	December 31, 2010	September 30, 2011	September 30, 2011
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	2,153,935,111	2,900,100,504	454,703,748
Restricted cash	224,179,126	209,747,411	32,886,079
Short-term investment	1,178,278,063	1,124,602,452	176,325,251
Accounts receivable, net	621,548,849	859,767,242	134,802,013
Prepayments and other current assets	355,831,117	744,337,793	116,703,950
Deferred tax assets, current	37,136,184	39,437,172	6,183,313

Total current assets	4,570,908,450	5,877,992,574	921,604,354

Long-term deposits	155,856,622	157,983,472	24,770,065
Land use rights	106,333,805	104,392,645	16,367,614
Property, equipment and software	653,678,980	650,687,294	102,020,585
Investment	1,574,230,623	1,271,948,031	199,427,412
Goodwill	758,231,441	798,601,767	125,211,942
Intangible assets	296,964,092	308,307,541	48,339,219

Total assets	8,116,204,013	9,169,913,324	1,437,741,191

LIABILITIES
Current liabilities:
Accounts payable	595,283,281	736,318,369	115,446,593
Salary and welfare payable	159,258,508	135,915,909	21,310,114
Taxes payable	161,772,241	209,328,113	32,820,338
Advances from customers	595,737,152	738,008,367	115,711,566
Accrued liability for customer reward program	121,319,301	148,659,930	23,308,236
Other payables and accruals	247,528,032	195,798,678	30,699,069

Total current liabilities	1,880,898,515	2,164,029,366	339,295,916

Deferred tax liabilities, non-current	45,382,710	48,524,633	7,608,127

Total liabilities	1,926,281,225	2,212,553,999	346,904,043

SHAREHOLDERS’ EQUITY
Share capital	2,926,132	2,938,508	460,726
Additional paid-in capital	3,073,551,037	3,365,782,583	527,717,558
Statutory reserves	93,384,908	93,384,908	14,641,723
Accumulated other comprehensive (loss) / income	198,972,084	(164,319,915)	(25,763,549)
Retained Earnings	2,734,858,610	3,558,749,613	557,972,658

Total Ctrip’s shareholders’ equity	6,103,692,771	6,856,535,697	1,075,029,116

Noncontrolling interests	86,230,017	100,823,628	15,808,032

Total shareholders’ equity	6,189,922,788	6,957,359,325	1,090,837,148

Total liabilities and shareholders’ equity	8,116,204,013	9,169,913,324	1,437,741,191

Ctrip.com International, Ltd.
Consolidated Statements of Operations Information

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2010	June 30, 2011	September 30, 2011	September 30, 2011
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	349,655,584	366,453,694	410,428,429	64,350,647
Air-ticketing	315,236,102	347,339,141	385,068,223	60,374,447
Packaged tour	140,858,679	108,282,983	171,367,702	26,868,564
Corporate travel	33,938,560	39,560,736	43,367,133	6,799,488
Others	23,035,896	24,751,318	28,982,115	4,544,076

Total revenues	862,724,821	886,387,872	1,039,213,602	162,937,222

Less: business tax and related surcharges	(50,520,118)	(53,360,164)	(64,512,791)	(10,114,894)

Net revenues	812,204,703	833,027,708	974,700,811	152,822,328

Cost of revenues	(176,199,743)	(189,763,780)	(226,126,062)	(35,454,071)

Gross profit	636,004,960	643,263,928	748,574,749	117,368,257

Operating expenses:
Product development *	(123,199,772)	(136,823,269)	(161,579,311)	(25,333,852)
Sales and marketing *	(125,160,008)	(141,444,111)	(173,855,350)	(27,258,600)
General and administrative *	(79,623,531)	(96,617,795)	(108,847,827)	(17,066,138)

Total operating expenses	(327,983,311)	(374,885,175)	(444,282,488)	(69,658,590)

Income from operations	308,021,649	268,378,753	304,292,261	47,709,667

Interest income	9,767,903	23,045,312	31,233,511	4,897,070
Other income	44,345,553	17,520,128	54,347,195	8,521,040

Income before income tax expense and equity in income	362,135,105	308,944,193	389,872,967	61,127,777

Income tax expense	(62,186,716)	(47,954,023)	(82,055,004)	(12,865,319)
Equity in income of affiliates	23,192,105	4,681,110	20,372,237	3,194,142

Net income	323,140,494	265,671,280	328,190,200	51,456,600

Less: Net income attributable to noncontrolling interests	(3,001,333)	(1,968,908)	(2,909,902)	(456,241)

Net income attributable to Ctrip’s shareholders	320,139,161	263,702,372	325,280,298	51,000,359

Earnings per ordinary share
- Basic	8.94	7.33	9.02	1.41
- Diluted	8.42	6.90	8.54	1.34

Earnings per ADS
- Basic	2.23	1.83	2.26	0.35
- Diluted	2.11	1.72	2.13	0.33

Weighted average ordinary shares outstanding
- Basic	35,815,709	35,962,623	36,049,244	36,049,244
- Diluted	38,005,087	38,237,702	38,102,980	38,102,980

* Share-based compensation charges included are as follows:
Product development	16,583,720	24,155,875	26,713,733	4,188,418
Sales and marketing	8,168,446	11,940,120	12,693,885	1,990,261
General and administrative	35,491,501	51,104,033	51,099,151	8,011,783

Ctrip.com International, Ltd.
Reconciliation of GAAP and Non-GAAP Results
(In RMB, except % and per share information)

	Quarter Ended September 30, 2011
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(161,579,311)	17%	26,713,733	3%	(134,865,578)	14%
Sales and marketing	(173,855,350)	18%	12,693,885	1%	(161,161,465)	17%
General and administrative	(108,847,827)	11%	51,099,151	5%	(57,748,676)	6%

Total operating expenses	(444,282,488)	46%	90,506,769	9%	(353,775,719)	36%
Income from operations	304,292,261	31%	90,506,769	9%	394,799,030	41%
Net income attributable to Ctrip’s shareholders	325,280,298	33%	90,506,769	9%	415,787,067	43%
Diluted earnings per ordinary share (RMB)	8.54		2.38		10.91
Diluted earnings per ADS (RMB)	2.13		0.59		2.73
Diluted earnings per ADS (USD)	0.33		0.09		0.43

	Quarter Ended June 30, 2011
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(136,823,269)	16%	24,155,875	3%	(112,667,394)	14%
Sales and marketing	(141,444,111)	17%	11,940,120	1%	(129,503,991)	16%
General and administrative	(96,617,795)	12%	51,104,033	6%	(45,513,762)	5%

Total operating expenses	(374,885,175)	45%	87,200,028	10%	(287,685,147)	35%
Income from operations	268,378,753	32%	87,200,028	10%	355,578,781	43%
Net income attributable to Ctrip’s shareholders	263,702,372	32%	87,200,028	10%	350,902,400	42%
Diluted earnings per ordinary share (RMB)	6.90		2.28		9.18
Diluted earnings per ADS (RMB)	1.72		0.57		2.29
Diluted earnings per ADS (USD)	0.27		0.09		0.35

	Quarter Ended September 30, 2010
		% of Net	Share-based	% of Net	Non-GAAP	% of Net
	GAAP Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(123,199,772)	15%	16,583,720	2%	(106,616,052)	13%
Sales and marketing	(125,160,008)	15%	8,168,446	1%	(116,991,562)	14%
General and administrative	(79,623,531)	10%	35,491,501	4%	(44,132,030)	5%

Total operating expenses	(327,983,311)	40%	60,243,667	7%	(267,739,644)	33%
Income from operations	308,021,649	38%	60,243,667	7%	368,265,316	45%
Net income attributable to Ctrip’s shareholders	320,139,161	39%	60,243,667	7%	380,382,828	47%
Diluted earnings per ordinary share (RMB)	8.42		1.59		10.01
Diluted earnings per ADS (RMB)	2.11		0.40		2.50
Diluted earnings per ADS (USD)	0.31		0.06		0.37
Notes for all the consolidated financial schedules presented:
Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00= RMB6.378 on September 30, 2011 published by the Federal Reserve Board.
Note 2: Effective on January 21, 2010, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from two (2) ADSs representing one (1) ordinary share to four (4) ADSs representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.